UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 28, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•
Enclosure:  A press release dated April 27, 2011 announcing the outcome of Turkcell’s board of director meeting held on April 27, 2011 and a press release dated April 27, 2011 announcing that Telecom Italia SpA and TIM International N.V. initiated a lawsuit against Turkcell alleging that Turkcell had not met the national roaming request of the company Aria.

April 27, 2011

ANNOUNCEMENT REGARDING
BOARD OF DIRECTORS’ MEETING

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

1.	The Board of Directors convened on April 27, 2011.
2.	The financial reports for the first quarter of the fiscal year 2011 were presented and approved.
3.	Regarding the items that were not approved at the Annual General Assembly of April 21, 2011:
•	The proposal calling for an Extraordinary General Assembly with one agenda item regarding the election of statutory auditors was put to a vote and rejected.
•	The proposal calling for an Extraordinary General Assembly with the same agenda as on April 21, 2011 Annual General Assembly was put to a vote and rejected.
•
Our shareholder, Teliasonera, submitted a proposal in writing ahead of the April 27, 2011 Board of Directors’ meeting calling for an Extraordinary General Assembly to convene with the same agenda as the April 21, 2011 Annual General Assembly, and add an agenda item regarding the removal of one or more members of the Board of Directors, and the election of new ones. The proposal was also put to a vote and rejected.

4.
In the interests of finding a solution, an understanding was reached on the need to reopen discussion to amend the articles of association to increase the number of independent board members, and for our Company’s Chairman and CEO to continue negotiations with our stakeholders, and work towards solving outstanding disputes.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

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April 27, 2011

ANNOUNCEMENT REGARDING ARIA’S DEMAND FOR NATIONAL ROAMING

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Telecom Italia SpA and TIM International N.V., a stakeholder of Aria (İŞ-TİM), initiated a lawsuit against Turkcell on the grounds that Turkcell had not meet Aria’s demand for national roaming, resulting in financial loss.

The Istanbul Commercial Court rejected this claim on 29 December 2008, and the lawsuit was concluded in favor of Turkcell. Subsequently, although Telecom Italia SpA and TIM International N.V. filed an appeal, the Supreme Court of Appeals rejected it and approved the Istanbul Commercial Court’s decision in line with Turkcell’s claims and request.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 28, 2011	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 28, 2011	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head